December 6, 2005

Mr. Todd C. Crow, Chief Financial Officer
NutraCea
1261 Hawk`s Flight Court
El Dorado Hills, California
95762


	Re:	NutraCea
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      Filed May 10, 2005 and August 15, 2005
      Response Letter Dated November 10, 2005
		File No. 0-32565


Dear Mr. Crow:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. We note your Form 10-KSB/A filed November 18, 2005 contains restated financial statements based on our prior comments. Any restated financial statements you file should be marked as restated.
In addition, they should include a footnote disclosing the amount originally reported, the amount of the change, the restated amount and the reason for such restatement in accordance with Accounting Principles Board Opinion Number 20, paragraph 37 and SEC staff policy.

Consolidated Statements of Cash Flows, page F-8

2. We have considered your response to our prior comment number six in our letter dated October 21, 2005. The reconciliation you provided indicates other non-cash investing or financing activities that occurred during the 2004 fiscal year. In accordance with paragraph 32 of SFAS 95, provide a disclosure of all noncash investing and financing activities. The disclosure may be either narrative or summarized in a schedule, and it shall clearly relate the cash and noncash aspects of the transactions involving similar items.

Note 9 - Commitments and Contingencies

Agreements, page F-15

3. We have considered your response to our prior comments number
11
and 12 in our letter dated October 21, 2005. It appears that you have recognized the expense associated with these consulting agreements in the period in which measurement was determined. However, under the guidance of Emerging Issue Task Force Issue 00-18, paragraph 9, the measured cost of the transaction should be recognized in the same periods and in the same manner as if you had paid cash for the goods or services. Thus, for your agreements in which services are to be provided over a period of time, the measured cost of that agreement should be recognized in a manner consistent with the terms of the agreement over the service period. It appears that you should amend your Forms 10-QSB and 10-KSB to reflect the recognition of these costs in the proper periods according to the terms of the agreements. In addition, provide to us a revised schedule showing the revised amount of expense recognized for each contract for each quarter.

4. We note your response to our prior comments number 11 and 12 in our letter dated October 21, 2005, includes the 2,000,000 and 6,000,000 of warrants issued as part of your employment agreements with your Chief Executive Officer and your President. Based on the terms of the agreements it would appear that these warrants were issued for future services. As such, it appears you should revise your accounting to recognize the compensation cost over the period(s) in which the related employee services are rendered. Contrarily, if you believe the warrant awards relate to past services, tell us why you believe this is the case and direct us to the terms of the agreements which support your belief. Refer to SFAS 123, paragraphs
26 through 33, for further guidance.

5. We have considered your response to our prior comment 13 in our letter dated October 21, 2005. We do not agree with your conclusions. SFAS 57, paragraph 2, excludes compensation arrangements from related party disclosures. Further, disclosure of a contingent expense under SFAS 5 shall be made where there is a least a reasonable possibility that a loss may have been incurred. Based on your situation, this would appear to mean that you have also concluded the underlying additional revenue required to pay such compensation is also a reasonable possibility, the disclosure of which is under SFAS 5, paragraph 17(b). Given these requirements, tell us why such disclosure is appropriate, or remove such disclosure in your amended filing.

Note 10 - Preferred and Common Stock

Common Stock, page F-21

6. We have considered your response to our prior comments 14 and
15
in our letter dated October 21, 2005. We do not agree with your conclusions with regard to the recognition of this expense, given the repurchase option and vesting terms described in the agreement. SFAS
123, paragraphs 26-27 provide guidance on the recognition of the compensation cost. Amend your Form 10-QSBs and Form 10-KSB to reflect this expense in the proper periods according to the terms of the agreements and the date such agreement was signed.

7. Revise your management discussion and analysis and footnote disclosures as appropriate to consistently describe the nature of the restricted stock agreement.

Note 11 - Stock Options and Warrants, page F-22

8. We have considered your response to our prior comment 17 in our letter dated October 21, 2005. Please amend your footnote to provide separate tables for options granted to employees under stock-based compensation plans, and other options and warrants granted under other plans. In addition, the table of outstanding options and warrants outstanding should be separated in a similar manner, with the range of exercise prices segregated into meaningful ranges. Refer to SFAS 123 paragraphs 46 through 48, for further guidance.

Exhibits, page 31

9. We have considered your response to our prior comment 18 in our letter dated October 21, 2005. Please file your December 17, 2004 employment agreement with your President, noted on page F-18, as an exhibit in your amended filing.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005

10. We have considered your response to our prior comment 19 in our letter dated October 21, 2005. We do not agree with your conclusions, as the reference you cite only addresses the form and content of the interim statements to be provided. Regulation S-B does not grant relief from the filing requirements of Regulation S-X
Item 10-01(c). Please provide your latest audited balance sheet in your amended Form 10-QSBs for fiscal 2004 and 2005.

Note 4 - Commitments and Contingencies

Agreements, page 8

11. We note your employment contract with your Senior Vice
President.
If you have accounted for this contract in the same manner as that of your Chief Executive Officer, amend your filings to reflect the recognition of these costs in the proper periods according to the terms of the agreements in accordance with SFAS 123, paragraphs 26-
27. In addition, file this agreement as an exhibit in your amended filings.

12. Remove the reference to the contingent consideration consistent with our comment five above.

13. We note other various non-employee agreements signed throughout
2005. If you have accounted for these agreements in the same manner as your 2004 agreements, amend your Forms 10-QSBs to reflect the recognition of the costs of these agreements signed in 2005 in the proper periods according to the terms of the agreements, and provide to us a schedule showing the amount of expense recognized for each contract for each quarter.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and June
30,
2005

Consolidated Statements of Operations, page 4

14. Revise your statements of operations to disclose your operating expenses in sufficient detail to bring out more clearly the nature and trends of current changes affecting the your business consistent with your disclosures in your Form 10-QSB for the quarter ended September 30, 2005. This presentation should include a separate line item for each material expense category. Refer to Regulation S-X Rule 10-01 for further guidance.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

15. Revise your filings to disclose and describe the significant components of your non-cash operating expenses in order to provide an understanding of your results of operations, consistent with your disclosures in your Form 10-QSB for the quarter ended September 30,
2005, as required by Regulation S-B Item 303(b)(1)(vi).

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions."

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Todd C. Crow
NutraCea
October 21, 2005
page 1



UNITED STATES
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